UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                            (Amendment No. 1)

                         Chordiant Software, Inc.
                             (Name of Issuer)

                             Common Stock
                     (Title of Class of Securities)

                              170404107
                            (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




















                                      13G

CUSIP NO.  170404107


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Venture Partners VI, LP
            Tax Identification No. 41-1893240

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    1,821,472
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 1,821,472
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,821,472

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             Less than 5%

12)        TYPE OF REPORTING PERSON*

             PA

















                                        13G

CUSIP NO.  170404107


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Itasca VC Partners VI, LLP
            Tax Identification No.  41-1893243

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    1,821,472
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 1,821,472
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,821,472

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             Less than 5%

12)        TYPE OF REPORTING PERSON*

             PA



















CUSIP NO.  170404107


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            George J. Still, Jr.
            Social Security No.  ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    1,821,472
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 1,821,472
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,821,472

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             Less than 5%

12)        TYPE OF REPORTING PERSON*

             IN

















CUSIP NO.  170404107


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John P. Whaley
            Social Security No. ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    1,821,472
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 1,821,472
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,821,472

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             Less than 5%

12)        TYPE OF REPORTING PERSON*

             IN
























                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13G
                  Under the Securities Exchange Act of 1934
                             (Amendment No. 1)


Item 1(a)  Name of Issuer:

           Chordiant Software, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           20400 Stevens Creek Boulevard
           Suite 400
           Cupertino, CA  95014

Item 2(a)  Name of Person Filing:

           1.  Norwest Venture Partners VI, LP
           2.  Itasca VC Partners VI, LLP
           3.  George J. Still, Jr.
           4.  John P. Whaley

Item 2(b)  Address of Principal Business Office:

           1.  Norwest Venture Partners VI, LP
               c/o Norwest Venture Partners
               245 Lytton Avenue, Suite 250
               Palo Alto, CA  94301

           2.  Itasca VC Partners VI, LLP
               c/o Norwest Venture Partners
               245 Lytton Avenue, Suite 250
               Palo Alto, CA  94301

           3.  George J. Still, Jr.
               c/o Norwest Venture Partners
               245 Lytton Avenue, Suite 250
               Palo Alto, CA  94301

           4.  John P. Whaley
               3600 IDS Center
               80 South Eighth Street
               Minneapolis, MN  55402



This statement is filed by Norwest Venture Partners VI, LP on behalf of all of the persons listed above pursuant to Rule 13d-1(d) and Rule 13d-1(k). Norwest Venture Partners VI, LP is a Minnesota limited partnership. Itasca VC Partners VI, LLP, a Minnesota limited liability partnership, is the general partner of Norwest Venture Partners VI, LP. George J. Still, Jr. is the managing partner and John P. Whaley is the managing administrative partner of Itasca VC Partners VI, LLP.

Item 2(c)  Citizenship:

           1. Norwest Venture Partners VI, LP: Minnesota limited partnership
           2. Itasca VC Partners VI, LLP: Minnesota limited liability partnership
           3.  George J. Still, Jr.:  United States
           4.  John P. Whaley:  United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           170404107

Item 3     Not Applicable.

Item 4     Ownership:

(1) Norwest Venture Partners VI, LP ("NVP VI"): At March 31, 2001, NVP VI owned of record 1,821,472 shares of common stock. This amount represented less than 5% of the Issuer's total shares of common stock outstanding at that date.

(2) Itasca VC Partners VI, LLP ("Itasca VI"): At March 31, 2001, Itasca VC Partners VI owned 1,821,472 shares of common stock by virtue of its status as the general partner of NVP VI, the record owner of such shares. This amount represented less than 5% of the Issuer's total shares of common stock outstanding at that date.

(3) George J. Still, Jr.: At March 31, 2001, George J. Still, Jr. was deemed to own 1,821,472 shares of common stock by virtue of his status as a managing partner of Itasca VI, the general partner of NVP VI, the record owner of such shares. This amount represented less than 5% of the Issuer's total shares of common stock outstanding at that date.

(4) John P. Whaley: At March 31, 2001, John P. Whaley was deemed to own 1,821,472 shares of common stock by virtue of his status as the managing administrative partner of Itasca VI, the general partner of NVP VI, the record owner of such shares. This amount represented less than 5% of the Issuer's total shares of common stock outstanding at that date

Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           Not Applicable.

Item 8     Identification and Classification of Members of the Group:

           Not Applicable.

Item 9     Notice of Dissolution of Group:

           Not Applicable.

Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  June 25, 2001

NORWEST VENTURE PARTNERS VI, LP

By ITASCA VC PARTNERS VI, LLP, as general partner



By: /s/ John P. Whaley
     John P. Whaley, As Managing Administrative
           Partner











                       Wells Fargo Law Department
                            MAC #N9305-173
                          Wells Fargo Center
                         Sixth and Marquette
                        Minneapolis, MN  55479




June 25, 2001



VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Ladies and Gentlemen:

The undersigned, as counsel for and on behalf of the filing persons named herein, hereby transmits for filing, pursuant to Section 13(g) of the Securities Exchange Act of 1934 and Rule 13G thereunder, an amended
Schedule 13G relating to the beneficial ownership by Norwest Venture Partners VI, LP and certain other affiliates of shares of the common stock of Chordiant Software, Inc.

Questions regarding this filing may be directed to John P. Whaley at 612-215-1667.

Very truly yours,


/s/ Mary E. Schaffner
Mary E. Schaffner
Senior Counsel

Enclosure

cc:  Chordiant Software, Inc.